

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2012

<u>Via E-mail</u>
David J. Campbell
General Counsel
Silvercrest Asset Management Group Inc.
1330 Avenue of the Americas, 38th Floor
New York, NY 10019

> **Re:** **Silvercrest Asset Management Group Inc.**
> **Amendment No.4 to Registration Statement on Form S-1**
> **Filed November 7, 2012**
> **File No. 333-183963**

Dear Mr. Campbell:

We have reviewed your registration statement and have the following comments.

<u>Unaudited Pro Forma Consolidated Financial Information, page 66</u>
<u>Unaudited Pro Forma Consolidated Statement of Operations for the Year December 31, 2011,</u>
<u>page 67</u>

1. We note your response to comment two in our letter dated November 5, 2012. As previously requested, please revise your disclosure to explain how you calculated the rate benefit from the flow through entity. Please refer to Rule 11-02(b)(6) of Regulation S-X for guidance. Please also address this comment for your interim presentation.

2. We note the additional disclosures you provided in response to comment four in our letter dated November 5, 2012, in which you note that the number of units give effect to the unit distribution as part of the reorganization. We further note that the number of deferred equity units outstanding as of December 31, 2011, were less than the number of deferred equity units outstanding as of June 30, 2012. As such, it is unclear why the number of deferred equity units in the calculation of net income attributable to non-controlling interests for fiscal year 2011 in Note (3)(B) for pro forma purposes exceeds the number of units in the calculation for the six-months ended June 30, 2012. Please provide an explanation for the disparity in the number of deferred equity units outstanding for each pro forma period reflected to the number of deferred equity units reflected in your historical financial statements. Further, please provide your calculation of the revised number of deferred equity units outstanding for each period presented. Please refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Christina E. Melendi, Esq. (Via E-mail)
      Bingham McCutchen LLP